December 30, 2025

James G. Silk
Interim Chief Executive Officer
Beneficient
325 North St. Paul Street , Suite 4850
Dallas, TX 75201

        Re: Beneficient
            Registration Statement on Form S-1
            Filed December 23, 2025
            File No. 333-292387
Dear James G. Silk:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:    Matthew L. Fry, Esq.